UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

Franchise Group, Inc.

(Name of Subject Company (Issuer))

Franchise Group, Inc.

(Name of Filing Person (Issuer))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

53128T102
(CUSIP Number of Class of Securities)

Michael S. Piper

Chief Financial Officer

Franchise Group, Inc.

1716 Corporate Landing Parkway

Virginia Beach, Virginia 23454

(757) 493-8855

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

David W. Ghegan

Troutman Sanders LLP

600 Peachtree Street, N.E., Suite 3000

Atlanta, Georgia 30308

(404) 885-3000

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$115,315,756	$13,976.27

(*)      Calculated solely for purpose of determining the amount of the filing fee and based on the offer to purchase of up to $115,315,756 in value of shares of common stock, par value $0.01 per share, of Franchise Group, Inc.

(**)   The amount of the filing fee, $121.20 for each $1,000,000 of value of the transaction, was calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal year 2019, issued August 24, 2018.

☐       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross- Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2019 (“Schedule TO”), as amended by that certain Amendment No. 1 dated August 8, 2019, as further amended by that certain Amendment No. 2 dated August 27, 2019 and as further amended by that certain Amendment No. 3 dated October 11, 2019 relating to the offer by Franchise Group, Inc. (formerly known as Liberty Tax, Inc.), a Delaware corporation (“Franchise Group” or the “Company”), to purchase for cash any and all shares of the Company’s outstanding common stock, par value $0.01 per share, at a purchase price of $12.00 per share (the “offer”). The offer is made upon the terms and subject to the conditions contained in the Amended and Restated Offer to Purchase, dated October 16, 2019 (as amended or supplemented from time to time, the “Amended and Restated Offer to Purchase”), and in the related Amended and Restated Letter of Transmittal, dated October 16, 2019 (as amended or supplemented from time to time, the “Amended and Restated Letter of Transmittal”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(G) and (a)(1)(H), respectively. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Amended and Restated Offer to Purchase incorporated by reference herein.

The purpose of this Amendment No. 4 is to amend and supplement the Schedule TO to clarify or expand upon certain disclosures regarding the offer in response to comments from the SEC, to provide additional information relating to corporate developments of Franchise Group since August 1, 2019 and to further extend the Expiration Date of the offer until 5:00 p.m. New York City Time, on November 13, 2019.

This Amendment No. 4 is being filed in accordance with Rule 13e-4(c)(3) under the Exchange Act of 1934, as amended. The Schedule TO, the Offer to Purchase dated August 1, 2019 (the “Offer to Purchase”), and the Letter of Transmittal dated August 1, 2019 (the “Letter of Transmittal”), are hereby amended, restated and supplemented in their entirety as set forth below and as provided in this Amendment No. 4, the Amended and Restated Offer to Purchase and the Amended and Restated Letter of Transmittal. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended, restated and supplemented in the Amended and Restated Offer to Purchase. This Amendment No. 4 should be read in conjunction with the Schedule TO, the Amended and Restated Offer to Purchase, the Amended and Restated Letter of Transmittal and the other documents that constituted part of the offer.

The Offer to Purchase and Items 1 through 11 to the Schedule TO.

On October 16, 2019, the Company amended the original Offer to Purchase, in order to clarify or expand upon certain disclosures regarding the offer in response to comments from the SEC, to provide additional information relating to corporate developments of Franchise Group since the date of the Offer to Purchase and to further extend the Expiration Date of the offer until 5:00 p.m. New York City Time, on November 13, 2019, unless further extended, to provide stockholders sufficient additional time to evaluate the information set forth in the Amended and Restated Offer to Purchase.

All information contained in the Amended and Restated Offer to Purchase filed as Exhibit (a)(1)(G) to this Amendment No. 4, which hereby amends and replaces in its entirety the information contained in the original Offer to Purchase, and the accompanying Amended and Restated Letter of Transmittal filed as Exhibit (a)(1)(H) to this Amendment, which hereby amends and replaces in its entirety the information contained in the Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference in response to Items 1 through 9, Item 10(b) and Item 11 in this Schedule TO. The Items in this Schedule TO are hereby amended, restated and supplemented as provided in the Amended and Restated Offer to Purchase and the accompanying Amended and Restated Letter of Transmittal, filed as Exhibits (a)(1)(G) and (a)(1)(H) to this Amendment, respectively.

Item 12. Exhibits.

Item 12 to the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

Exhibit No.	Description
(a)(1)(G)	Amended and Restated Offer to Purchase, dated October 16, 2019.
(a)(1)(H)	Amended and Restated Letter of Transmittal (including IRS Form W-9).
(a)(1)(I)	Opinion of Houlihan Lokey Capital Inc., the Financial Advisor to the Special Committee relating to the merger, dated July 10, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRANCHISE GROUP, INC.

	By:	/s/ Michael S. Piper
	Name:	Michael S. Piper
	Title:	Chief Financial Officer

Dated: October 16, 2019